SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
(Amendment No. 1)
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

RIDGEWOOD HOTELS, INC.
(Name of Subject Company (Issuer))

RIDGEWOOD HOTELS, INC.
(Names of Filing Persons (Offerors))

Common Stock, par value $.01 per share
(Title and Class of Securities)

766234108
(CUSIP Number of Class of Securities)

Henk H. Evers
Ridgewood Hotels, Inc.
100 Rue Charlemagne
Braselton, Georgia 30517
Telephone: (678) 425-0900
(Name, Address and Telephone Numbers of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

David G. Thunhorst, Esq.
W. Thomas Watts, Jr., Esq.
Rogers & Hardin LLP
2700 International Tower, Peachtree Center
229 Peachtree Street, N.E.
Atlanta, Georgia 30303
Telephone: (404) 522-4700

CALCULATION OF FILING FEE

Transaction Value (1)	Amount of Filing Fee (2)
$1,645,000	$133.09

(1) This calculation assumes the purchase of 790,257 outstanding shares of Common Stock, par value $.01 per share, of Ridgewood Hotels, Inc. (the “Common Stock”), at a price per share of Common Stock of $2.08 in cash. As of July 31, 2003, there were 3,831,257 shares of Common Stock outstanding. The amount of the filing fee, calculated in accordance with Rule 0- 11 of the Securities Exchange Act of 1934, as amended, equals approximately 1/80th of one percent of the value of the transaction.

(2) The Filing Fee was previously paid in connection with the filing of the Schedule TO on August 5, 2003.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: _______________ Filing Party: _______________
Form or Registration No.: _______________ Date Filed: _______________

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ] third-party tender offer subject to Rule 14d-1.
[X] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

This Amendment No. 1 to the Tender Offer Statement on Schedule TO/A relates to the issuer tender offer by Ridgewood Hotels, Inc., a Delaware corporation (the "Company"), to purchase up to 790,257 shares (the "Shares") of its own issued and outstanding common stock, par value $.01 per share (the "Common Stock"), at a purchase price of $2.08 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 1, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal") which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer."

This Amendment No. 1 to the Tender Offer amends and supplements the Tender Offer Statement on Schedule TO filed by the Company on August 5, 2003. This Amendment No. 1 to the Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) promulgated by the Securities and Exchange Commission (the "Commission") under the Securities Exchange Act of 1934, as amended.

This Amendment No. 1 effects the following amendments to the Offer to Purchase contained in Schedule TO filed on August 5, 2003 and incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

(a)   The Company will pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the Offer in compliance with Rule 14e-1(c) of the Commission. The Company hereby amends the section of the Offer to Purchase entitled THE TENDER OFFER, Section 2 ("Acceptance for Payment and Payment for Shares"), by deleting the phrases "as soon as practicable" and "as promptly as practicable" and replacing these phrases with the word "promptly".

(b)   The Company hereby deletes the last sentence of the first paragraph of the section of the Offer to Purchase entitled THE TENDER OFFER, Section 2 ("Acceptance for Payment and Payment for Shares"), that reads: "Subject to applicable rules of the SEC, the Company expressly reserves the right to delay acceptance for payment of, or payment for, Shares in order to comply in whole or in part with any other applicable law."

(c)   The Company hereby amends the second sentence of the paragraph entitled "Determination of Validity" in the section of the Offer to Purchase entitled THE TENDER OFFER, Section 3 ("Procedures for Tendering Shares"), by deleting that sentence in its entirety and substituting the following sentence in lieu thereof: "The Company also reserves the right to waive any condition of the Offer or any defect or irregularity in the tender of any Shares; provided, that, if any condition or defect or irregularity in the tender of any Shares is waived by the Company, then such condition or defect or irregularity shall be waived as to all Shares tendered. The Company's interpretation of the terms and conditions of the Offer will be final and binding on all persons."

(d)   The Company hereby amends the section of the Offer to Purchase entitled THE TENDER OFFER, Section 5 ("Certain United States Federal Income Tax Consequences"), to delete the word "Certain" from the title to that section. The Company also hereby amends the first sentence of the first paragraph of the section of the Offer to Purchase entitled THE TENDER OFFER, Section 5 ("Certain United States Federal Income Tax Consequences"), by deleting that sentence in its entirety and substituting the following sentence in lieu thereof: "This is a general summary of all of the material United States Federal income tax consequences of the sale of Shares pursuant to the Offer." The Company also hereby amends the Table of Contents to the Offer to Purchase and all cross references in the Offer to Purchase and the Tender Offer Statement on Schedule TO to delete the word "Certain" from the title "Certain United States Federal Income Tax Consequences" each time such title appears therein or herein.

(e)   The Company hereby amends and restates the first paragraph of the section of the Offer to Purchase entitled THE TENDER OFFER, Section 15 ("Certain Conditions to the Offer"), to read as follows: "15. CONDITIONS TO THE OFFER. Notwithstanding any other provision of the Offer, and in addition to (and not in limitation of) the Company's right to extend or terminate the Offer as set forth in Section 1, the Company shall not be required to accept for payment or pay for any Shares tendered, or may postpone the acceptance for payment of or the payment for Shares tendered, subject to Rule 13e-4(f) promulgated under the Exchange Act, if, before acceptance for payment of or payment for any such Shares, there shall have been threatened, instituted or pending any action or proceeding by, or the Company shall have received any notice from, any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, before any court or governmental, regulatory or administrative authority, agency or tribunal, domestic or foreign, that challenges the making of the Offer or the acquisition of Shares pursuant to the Offer, or otherwise, directly or indirectly, relates in any manner to the Offer, that, in the reasonable judgment of the Company, in any such case or circumstances, makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment." The Company also hereby amends the Table of Contents to the Offer to Purchase and all cross references in the Offer to Purchase and the Tender Offer Statement on Schedule TO to delete the word "Certain" from the title "Certain Conditions to the Offer" each time such title appears therein or herein.

(f)   The Company hereby amends the third paragraph of the section of the Offer to Purchase entitled THE TENDER OFFER, Section 15 ("Certain Conditions to the Offer"), to delete the parenthetical phrase "(including any action or inaction by the Company)" and to replace it with the parenthetical phrase "(excluding, however, any action or inaction by the Company)".

(g)   The Company hereby amends the third paragraph and the fourth paragraph of the section of the Offer to Purchase entitled THE TENDER OFFER, Section 15 ("Certain Conditions to the Offer"), to add the words "prior to the Expiration Date" after the words "at any time and from time to time" each time that such words appear therein.

ITEM 12. EXHIBITS.

(a)(1)(A)	Offer to Purchase dated August 1, 2003.*
(a)(1)(B)	Letter of Transmittal dated August 1, 2003.*
(a)(1)(C)	Notice of Guaranteed Delivery.*
(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(E)	Letter to clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute FormW-9.*
(a)(1)(G)	Text of press release issued by Ridgewood Hotels, Inc. dated August 4, 2003.*
(b)	Not applicable.
(d)	None.
(g)	None.
(h)	None.

_____
*   Previously filed with the Commission.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RIDGEWOOD HOTELS, INC.

By: /s/ Henk H. Evers
          Henk H. Evers, President

Dated: August 20, 2003